Mail Stop 6010

      August 10, 2005



VIA U.S. MAIL AND FAX 82-2-2103-3333

Mr. Hyeon Seong Myeong
President, Chief Executive Officer and Director
Meridian Co., Ltd.
The Republic of Korea
4F, Heungseong Building, 197-3
Jamsil-Dong
Songpa-Gu, Seoul, Korea

	Re:	Meridian Co., Ltd.
		Form 20-F for the year ended December 31, 2004
		Filed July 18, 2005
		File No. 000-32359


Dear Mr. Myeong:

      We have reviewed your filings and have the following comments.
We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Form 20-F for the year ended December 31, 2004

Item 15. Controls and Procedures

1. We note your disclosure that your principal executive officer and directors of the company have evaluated your disclosure controls and procedures as of a date within 90 days before the filing date of your annual report. Please revise in future filings to disclose management`s conclusion regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the annual report. Refer to Item 307 of Regulation S-K and Part III.F of Management`s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act
Periodic Reports, Release No. 33-8238, available on our website at www.sec.gov/rules/final/33-8238.htm.

Financial Statements

Report of Independent Registered Public Accounting Firm

2. The audit report included in the Form 20-F filed in EDGAR is not
signed. Please amend to include an audit report that includes the conformed signature of your independent auditor.  Refer to Article
2
of Regulation S-X.

3. Since Shinhan Accounting Corporation has referred to another audit report in their opinion, please amend this filing to include the audit report of the other auditors, SamDuk Accounting Corporation. Refer to Rule 2-05 of Regulation S-X. Also, note the SamDuk Accounting Corporation audit report requested should reference "the standards of the Public Company Accounting Oversight Board (United States)" rather than GAAS. This revision is required to comply with
PCAOB Auditing Standard No. 1 since the audit report will be reissued after May 24, 2004.

Note 2. Summary of Significant Accounting Policies

Revenue Recognition

4. Please expand your revenue recognition policy in future filings to address the following:

* Explain whether any of your product sales include customer acceptance, installation, price protection agreements, or other post shipment obligations and how you account for them.

* Provide details of whether your revenue transactions have multiple deliverables and how you comply with EITF 00-21.

* Explain how software is incorporated into your products or otherwise sold. Disclose how you account for sales of stand alone software or software embedded in your products.

Stock Option Plan

5. Please revise your tabular presentation in future filings to present for all periods for which an income statement is presented.
In addition, please revise your table to include a separate line item for stock-based employee compensation cost that would have been included in the determination of net income if the fair value based method had been applied to all awards. See paragraph 45 of SFAS 123.

6. It appears that you did not use a volatility factor to estimate the fair value of your options granted. Please clarify the methodology used to determine the fair value of options in future filings and tell us why you believe your accounting is appropriate.

Note 13. Long-Term Debt

7. We see that in February 2004, you received an approval for a debt rescheduling plan which resulted in adjusted payment periods and exemption from paying certain interest previously accrued. Please provide us with further details of the terms of the rescheduling plan for us and tell us your related accounting. Cite the accounting guidance upon which you based your accounting. Revise future filings to clearly indicate how you account for this transaction.

Note 14. Retirement and Severance Benefits

8. We see that the company provides retirement and severance benefits to employees. Please revise future filings to include the disclosures outlined in paragraph 5 of SFAS 132(R) or alternatively, tell us and revise your future disclosures to indicate why you do not believe such disclosures are necessary.

Note 20. Stock Options

9. We see that you "experienced a debt-for-equity swap in October
2004. Please tell us the terms of this transaction and how you accounted for the swap.

10. We also see that you issued 3.3 million shares of common stock in exchange for investor relations and marketing services. Please provide us with further details regarding your accounting for this transaction in your financial statements, including your cash flow statement.



Exhibit 12. Certifications of Chief Executive Officer and Chief
Financial Officer

11. We note that the certifications filed as Exhibits 31.1 and
31.2
were not in the proper form. The required certifications must be in the exact form prescribed; the wording of the required certifications may not be changed in any respect, except for the modifications temporarily permitted to be made to the fourth paragraph of the certification required to be filed as Exhibit 31.1 pursuant to Part
III.E of Release No. 8238. Accordingly, please file an amendment to your Form 20-F that includes the entire filing together with the certifications of each of your current CEO and CFO in the form currently set forth in Item 601(b)(31) of Regulation S-K.



      As appropriate, please amend your Form 20-F for the year ending
December 31, 2004 and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information.
Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* The company is responsible for the adequacy and accuracy of the disclosure in the filings;

* Staff comments or changes to disclosure in response to staff do not foreclose the Commission from taking any action with respect to the filing; and

* The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.


      You may contact Julie Sherman, Staff Accountant, at (202)
551-
3640, or me at (202) 551-3603 if you have questions regarding these comments. In this regard, do not hesitate to contact Angela
Crane,
Accounting Branch Chief, at (202) 551-3554.



								Sincerely,


								Jay Webb
								Reviewing Accountant


Mr. Hyeon Seong Myeong
Meridian Co., Ltd.
August 10, 2005
Page 1